TMM COMPANY CONTACT:               AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Deputy CEO                                          Kristine Walczak (investors, analysts, media)
011-525-55-629-8718                                                     312-726-3600
jacinto.marina@tmm.com.mx                                         kwalczak@dresnerco.com

Carlos Aguilar, Chief Financial Officer
011-525-55-629-8729
carlos.aguilarm@tmm.com.mx

Mauricio Monterrubio, Investor Relations
011-525-55-629-8712
mauricio.monterrubio@tmm.com.mx

GRUPO TMM REPORTS SECOND-QUARTER 2014 FINANCIAL RESULTS
(In Millions of Mexican Pesos)

Second-Quarter Results Include:
  Free cash flow increase of $50.5 million pesos
  Shipyard operation profit increase of $13.9 million pesos
  Ports and Terminals operation profit increase of $7.5 million pesos
(Mexico City, August 22, 2014) – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), a Mexican maritime transportation and logistics Company, reported today its financial results for the second quarter and first six months of 2014.

MANAGEMENT OVERVIEW
José F. Serrano, Chairman and Chief Executive Officer of Grupo TMM, said, “The Company continues to review and implement its strategic financial plan that will allow us to reduce debt and improve our balance sheet, as well as prepare for growth opportunities provided by Mexico’s Energy Reform.”

The Company is implementing a capitalization strategy which includes the following measures: (i) the creation of a new entity to be registered in the “Registro Nacional de Valores” (Mexican National Securities Register) which will be able to record fair values of certain assets; (ii) capitalization of liabilities through the issuance of Convertible Notes; and (iii) a possible IPO. Once these measures are executed, the equity of the new entity will be approximately $5,900.0 million pesos by capitalizing liabilities up to $3,900.0 million pesos through the issuance of Convertible Notes, reducing debt substantially.

SECOND-QUARTER AND FIRST SIX-MONTHS 2014 OPERATING AND FINANCIAL RESULTS
Compared to the same period of last year, consolidated revenues in the 2014 second quarter and first six months decreased 7.1 percent and 1.8 percent, respectively, mainly due to lower revenues at the Maritime business during the second quarter of 2014 and lower income in Ports and Terminals during the first six months of 2014.

The consolidated operating profit during the second quarter of 2014 was $64.6 million pesos compared to $99.8 million pesos in the second quarter of last year. The decline was due to lower revenues in the Maritime division during the second quarter of 2014. During the first six months of 2014, consolidated operating profit was of $186.4 million pesos compared to $171.4 million pesos for the same period of 2013.
Other net income was $22.8 million pesos during the first six months of 2014, mainly attributable to $14.4 million pesos for the provisions cancellation and $8.5 million pesos related to an adjustment in the sale price of assets in 2013. In the first six months of 2013, other net income was $6.7 million pesos, which included $3.2 million pesos for tax recovery and $2.8 million pesos for non-recurring income related to an inventories adjustment.

Consolidated EBITDA in the 2014 second quarter was $214.6 million pesos compared to $245.4 million pesos for the same period last year. During the first six months of 2014, consolidated EBITDA was $484.3 million pesos compared to $465.3 million pesos for the same period of 2013.

Maritime revenues decreased 6.7 percent in the 2014 second quarter compared to the same period last year, mainly due to lower revenue in chemical tankers of 31.7 percent, a result of a reduction of transported volume during 2014.  Transported volume was impacted as the Company worked with three vessels through 2013 and only two during 2014. The Company also experienced a decrease in product tankers revenues of 12.7 percent mainly due to the entrance of “Palenque II” to dry-dock and a lack of contract.  Finally, the Company experienced a revenue decrease in supplier vessels of 9.6 percent, a result of two supplier vessels being out of service due to a conversion upgrade in order to obtain new long term agreements with Pemex.

The revenue decrease in Maritime business was partially offset by an increase of $13.9 million pesos in shipyard revenues, essentially attributable to a leveraging of its installed capacity and obtaining agreements with higher average income.  Additionally, tugs vessels revenues increased $5.4 million pesos due to increased liquefied natural gas, or LNG, services. Furthermore, the Cabotage segment whose services started during the second quarter of 2014, reported revenues of $12.5 million pesos.

Comparing the first six months of 2014 to the same period of 2013, Maritime revenues increased $7.9 million pesos, mainly due to higher tanker vessels revenue of $22.9 million pesos given higher utilization of the vessels, partially offset by the entrance of “Palenque II” to dry-dock, growth of harbor tug vessels revenue of $19.5 million pesos due to increased LNG services, and also an increase in shipyard revenues of $22.0 million pesos due to higher average income agreements and a maximum utilization of its installed capacity.  The Cabotage segment reported revenues of $15.9 million pesos, which the company did not have in the same period last year since such services started during 2014. Income from supplier vessels and chemical tankers decreased 5.2 percent and 24.6 percent, respectively, compared to the same period of 2013.

Maritime operating profit decreased to $111.1 million pesos, or 18.9 percent, in the second quarter of 2014 from $137.0 million pesos last year.  For the first six months of 2014 Maritime operating profit decreased to $250.5 million pesos, or 0.7 percent, from $252.2 million pesos during the same period last year, mainly due to decreased revenues at supplier vessels, offset by revenues from the Cabotage segment, which started in 2014.

Maritime’s EBITDA for the 2014 second quarter decreased 7.7 percent to $255.6 million pesos compared to $276.8 million pesos in the 2013 second quarter. EBITDA margin at Maritime was 45.0 percent in the 2014 second quarter, the same as in the 2013 second quarter. During the first six months of 2014, Maritime’s EBITDA increased 0.6 percent to $537.6 million pesos compared to $534.2 million pesos in the same period last year. EBITDA margin during the first six months of 2014 was 46.0 percent, the same as compared to the first six months of 2013.
Ports and Terminals revenues decreased 15.7 percent in the 2014 second quarter compared to the same period of 2013. This decline was primarily attributable to lower revenues from the automotive segment, as well as reduced revenues at the port operation at Tampico and lower revenues at Acapulco.  This decrease was partially offset by increased revenues in port operations in Tuxpan, an improvement in revenues in agencies due to a rise in cruise calls and the returned services of a shipping line to the Mexican Pacific. Comparing the first six months of 2014 to the same period of 2013, Ports and Terminals revenues decreased 19.9 percent, a result of a decrease in exports to Asia and South America within the automotive sector.

Ports and Terminals operating profit increased 92.4 percent in the 2014 second quarter compared to the 2013 second quarter, mostly attributable to the aforementioned increase in ports operations in Tuxpan installations, as well as increased revenues of $8.9 million pesos in agencies. During the first six months of 2014, Ports and Terminals operating profit increased 23.8 percent compared to the first six months of 2013 due to an increase in port operations results in Tuxpan installations, as well as increased revenues in agencies.

Ports and Terminals EBITDA for the 2014 second quarter increased 63.8 percent to $19.3 million pesos compared to $11.8 million pesos in the 2013 second quarter. EBITDA margin at Ports and Terminals improved in the 2014 second quarter to 24.8 percent compared to 12.8 percent in the same period last year, primarily due to a reduction of administrative expenses. During the first six months of 2014, Ports and Terminals EBITDA rose 17.0 percent to $33.4 million pesos compared to $28.5 million pesos in the first six months of 2013. In the first six months of 2014 the EBITDA margin at Ports and Terminals was 22.0 percent compared to 15.0 percent in the same period last year, mainly due a reduction of administrative expenses.

DEBT
As of June 30, 2014, TMM’s total net debt was $9,982.8 million pesos. In the 2014 first quarter, the Company paid approximately $369.2 million pesos of its Trust Certificates debt, including capital and interest. Of TMM’s total debt, only $629.6 million pesos, or 5.8 percent, is short term.

Total Debt*
– millions of pesos –
	As of 12/31/13	As of 06/30/14
Mexican Trust Certificates (1)	$9,880.2	$9,885.0
Other Corporate Debt	1,010.4	945.7
Total Debt	$10,890.6	$10,830.7
Cash	895.0	847.9
Net Debt	$9,995.6	$9,982.8
*Book Value
(1) 20-year term, non- recourse to the Company and rated “AA” with Stable Outlook by HR Ratings de México.

Headquartered in Mexico City, Grupo TMM is a Latin American maritime transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of maritime services port management and logistics. Visit Grupo TMM's web site at www.grupotmm.com The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income (Under Discontinuing Operations)
- Millions of Pesos -

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013

Ports and Terminals	77.7	92.2	152.0	189.9
Maritime	570.7	611.6	1,174.1	1,166.2
Corporate and others	17.3	12.6	30.0	25.3
Revenue from freight and services	665.7	716.4	1,356.1	1,381.3

Ports and Terminals	(58.4)	(80.4)	(118.6)	(161.3)
Maritime	(315.1)	(334.8)	(636.5)	(631.9)
Corporate and others	(17.2)	(12.6)	(30.2)	(24.9)
Cost of freight and services	(390.8)	(427.7)	(785.3)	(818.2)

Ports and Terminals	(3.7)	(3.7)	(7.1)	(7.3)
Maritime	(144.5)	(139.8)	(287.1)	(282.1)
Corporate and others	(1.9)	(2.1)	(3.8)	(4.5)
Depreciation and amortization	(150.0)	(145.6)	(298.0)	(293.9)

Corporate expenses	(59.2)	(39.6)	(109.2)	(104.5)
Ports and Terminals	15.6	8.1	26.3	21.2
Maritime	111.1	137.0	250.5	252.2
Corporate and others	(1.8)	(2.0)	(4.0)	(4.2)
Other (expenses) income - Net	(1.1)	(3.7)	22.8	6.7
Operating Income	64.6	99.8	186.4	171.4
Financial (expenses) income - Net	(213.3)	(230.6)	(429.7)	(460.8)
Exchange gain (loss) - Net	0.6	(30.6)	(2.5)	(5.4)
Net financial cost	(212.7)	(261.2)	(432.2)	(466.2)
Loss before taxes	(148.1)	(161.5)	(245.9)	(294.8)
Provision for taxes	(3.8)	(29.2)	(6.0)	(36.3)

Loss before discontinuing operations	(151.9)	(190.7)	(251.9)	(331.0)
Loss from discontinuing operations	(12.0)	(44.4)	(26.8)	(69.6)
Net loss for the period	(163.9)	(235.1)	(278.6)	(400.7)

Attributable to:
Minority interest	0.8	0.4	(0.8)	2.8
Equity holders of GTMM, S.A.B.	(164.6)	(235.5)	(277.9)	(403.5)

Weighted average outstanding shares (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (dollars / share)	(1.6)	(2.3)	(2.7)	(3.9)

Outstanding shares at end of period (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (dollars / share)	(1.6)	(2.3)	(2.7)	(3.9)
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.